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EXHIBIT 10.25

                      S E V E R A N C E    A G R E E M E N T
                      --------------------------------------

      THIS SEVERANCE AGREEMENT is entered into effective as of this 6th day of September, 1995, by and between the Vons Companies, Inc., a Michigan corporation, ("Company") and Terry R. Peets ("Executive").

                               R E C I T A L S

      A. Executive has accepted an offer of employment as Executive Vice President of the Company contained in a letter from Lawrence A. Del Santo dated September 6, 1995 (the "Offer Letter").

      B. Executive and the Company desire to provide for the payment of severance benefits to Executive as his exclusive remedy in the event of termination of employment from the Company, as provided herein.

      NOW, THEREFORE, in consideration for Executive agreeing to accept employment with the Company, the Company and Executive hereby agree as follows:


      1. Either Executive or the Company may terminate Executive's employment at any time. In any such event, the Company's sole obligation to Executive shall be as follows:

            (a) If Executive resigns other than for "Good Reason" (as defined in subsection (c) below) or is terminated by the Company for "Cause" (as defined in subsection (d) below), Executive shall be paid any accrued but unused vacation and any earned but unpaid base salary as of the date of termination and any benefits to which Executive may be entitled under any Company benefit plan. Executive Shall not be entitled to any other compensation whatsoever, including any performance bonus, any unvested stock options or any retirement benefits except as provided in the Company benefit plans other than the Vons Companies, Inc. Severance Pay Plan, from which no benefits will be paid.

            (b) If Executive resigns for "Good Reason" (as defined in subsection (c) below), or if the Company terminates Executive other than for "Cause" (as defined in subsection (d) below), Executive shall receive any accrued but unused vacation, any earned but unpaid base salary and prorated performance bonus as of the date of termination, any benefits to which Executive may be entitled under any Company benefit plan, and one year of severance payments which shall be paid to Executive pursuant to the Vons Companies, Inc. Severance Pay Plan, as in effect as of this date, and in addition shall receive the following:

                  (1)      salary continuance equal to his base
            salary (but no performance bonus) through September 5, 1997, payable on normal payroll dates and without interest, provided, however, that payments hereunder shall not commence until all severance payments payable to Executive under the Vons Companies, Inc. Severance Pay Plan have been exhausted;

                  (2) continuation of medical and life (but not disability) insurance benefits at the Company's expense for as long as salary continuance or severance payments are made.

            (c) As used in this Agreement, "Good Reason" for resignation shall mean (i) a substantial change in the nature, or diminution in the status of, Executive's duties or position or relocation of Executive's principal place of employment to any place more than 50 miles from the office theretofore regularly occupied by Executive; or (ii) a change in control of the Company resulting from
(a) the merger or consolidation of the Company with an entity that is not a current stockholder of the Company as of the effective date of this Agreement resulting in the holders of the Company's voting stock immediately prior to such transaction holding less than fifty percent (50%) of the total voting stock of the surviving corporation after such transaction, or (b) any acquisition of stock by a person or entity that is not a current stockholder as of the effective date of this Agreement that results in that acquiring person or entity being the beneficial owner of fifty percent (50%) or more of the Company's voting stock.

            (d)   As used in this Agreement, "Cause" for
termination shall mean (i) embezzlement or fraud against the Company; (ii) conviction of a felony which in the judgment of the Board of Directors of the Company adversely affects the business or reputation of the Company; (iii) conduct in wanton and knowing disregard of corporate policy; and (iv) willful and continuous failure, in the judgment of the Board of Directors, to perform substantially the reasonably assigned duties with the Company after written notice and reasonable opportunity to perform.

            (e) If the termination of employment of Executive shall occur by reason of a disability which qualifies as long-term disability under the Company's long-term disability plan ("Disability Plan"), Executive shall be entitled to salary continuance up to the date Executive becomes eligible to receive such long-term disability benefits under the Disability Plan, but no salary continuance thereafter.

      2. The payments provided for herein shall be Executive's sole and exclusive remedy in the event of his termination of employment with the Company, and Executive expressly hereby waives any other remedy, in law or in equity, which might otherwise be available to him but for this Agreement.

      3. The provisions of this Agreement shall terminate and be null and void and of no further force or effect in the event of Executive's death if such death occurs prior to termination of employment which would trigger payments to be made hereunder.

      4. This Agreement is intended to be construed and governed in accordance with the provisions of the laws of the State of California.

      5. If any legal action or proceeding is brought to enforce this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding, in addition to any other relief to which such party may be entitled.

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      6.    This Agreement is subject to amendment only by
subsequent written agreement between, and executed by, the parties hereto. Commencement or continuation of any custom, practice or usage by the Company shall not constitute an amendment hereof or otherwise give rise to enforceable rights or create obligations of the Company.


      NOW, THEREFORE, the parties hereto have executed this Agreement effective as of the date set forth in the first paragraph of this Agreement.



                                    /S/ TERRY PEETS
                               -----------------------------
                                        Terry R. Peets





                               THE VONS COMPANIES, INC., a
                               Michigan corporation,





                               By  /S/ LAWRENCE DEL SANTO
                                   --------------------------







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